Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545
Davina K. Kaile
dkaile@pillsburylaw.com
January 12, 2010
VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Pamela Long

Re:	Financial Engines, Inc. Registration Statement on Form S-1 Filed December 9, 2009 File No. 333-163581
Ladies and Gentlemen:
     On behalf of Financial Engines, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto.
     Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 5, 2010. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff. Marked copies of Amendment No. 1 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.
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January 12, 2010

Registration Statement on Form S-1
General
1.	We may have further comments once items that are currently blank, such as portions of summary consolidated financial information, use of proceeds, capitalization and dilution tables, are completed.

Response: The Staff’s comment is noted.

2.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.
     Response: The Staff’s comment is noted and the Registrant will arrange for FINRA to call or provide the Staff with a letter indicating that FINRA has cleared the filing at the appropriate time.
3.	Please note that we may have comments on the legal opinion and other exhibits once they are filed. Please understand that we will need adequate time to review these materials before effectiveness.

Response: The Staff’s comment is noted.
Outside Cover page of the Prospectus
4.	Please refer to the underwriters’ ‘discounts and commissions’ in your proceeds table.
     Response: The outside cover page of the prospectus has been revised as requested to reference the underwriters’ discounts and commissions in the proceeds table.
5.	Please include a bona fide estimate of the range of the maximum offering price. See the Instructions to paragraph 501(b)(3) of Regulation S-K. We may have additional comments upon review of this information.
     Response: The Registrant respectfully advises the Staff that a range of the maximum offering price has not yet been determined. The Staff’s comment is noted and the Registration Statement will be revised to include the range of the maximum offering price once the range is determined by the Registrant and the underwriters.
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6.	We note your statement about third-party data you use in your prospectus. Please revise to remove the implication that your prospectus may contain inaccurate or incomplete information. If you chose to include this information in your prospectus, you may not imply that you are not responsible for it under the federal securities laws.
     Response: The inside cover page of the prospectus has been revised accordingly in response to the Staff’s comment.
Prospectus Summary, page 1
7.	Your prospectus summary should avoid repetitive disclosure and provide balanced information. Currently, the disclosures in the subsections entitled “Our Market Opportunity,” “Our Competitive Strengths”, “Our Business Model” and “Our Growth Strategy” already appears elsewhere in your prospectus and mainly emphasizes the favorable aspects of your business. We do note that you have included a cross reference to the risk factors section, but believe that you should revise the summary to better balance the disclosure and significantly reduce repetitive disclosure.
     Response: The Prospectus Summary has been revised as requested to significantly reduce the repetitive disclosure. Additional disclosure regarding risk factors has also been added to the Prospectus Summary to provide more balanced disclosure.
8.	We note disclosure of your revenues for the nine months ended September 30, 2009. To further ensure that your summary section is balanced, please also provide disclosure to discuss your history of losses.
     Response: The Prospectus Summary has been revised as requested to include disclosure regarding the Registrant’s history of losses and its accumulated deficit as of September 30, 2009.
Summary of Consolidated Financial Information, page 12
9.	Since you intend to prepay your term loan with the proceeds from this offering, please consider disclosing the impact of the interest expense reduction on your pro forma statements of operations for the year ended December 31, 2008 and the nine months ended September 30, 2009.
     Response: The Registrant respectfully notes that it has determined not to prepay the outstanding indebtedness under its term loan with the proceeds from this
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offering. The Registrant has not yet determined when it will repay the term loan; however, it currently does not plan to repay the term loan in the near future. The Registrant currently plans to use its existing cash at such time as it determines to repay the term loan. The Registrant supplementally confirms that prepayment of the outstanding balance is not required under its term loan and that its ability to pay the outstanding balance is not contingent upon the offering. The Registrant currently anticipates the term loan balance to be approximately $7 million at the time of the offering. The Registrant believes this debt presents a relatively small portion of its overall capital structure on a current and forward looking basis. The Registration Statement has been revised throughout to conform the disclosure and remove references to the use of proceeds to prepay the outstanding balance under the term loan.
10.	Please clearly reconcile in the footnote the historical shares used to compute net income (loss) per share to the shares used to compute pro forma net income (loss) per share. The denominator used in computing pro forma earnings per share should include only those IPO shares whose proceeds are being used to repay debt. IPO shares whose proceeds will be used for general corporate purposes should not be included in arriving at pro forma EPS. Your reconciliation and accompanying disclosure should make this transparent to readers and discuss the number of IPO shares included in and excluded from the pro forma EPS computations. You should also disclose by type of security the number of common stock equivalents not included in diluted EPS because the impact was anti-dilutive.
     Response: The Registrant respectfully refers to the response to Comment No. 9 and advises the Staff that it has now determined that it will not be using the proceeds from the offering to prepay the outstanding balance under its term loan. As such, the computation of the pro forma earnings per share has not been adjusted to take into account the sale of shares in the offering.
     A new footnote to “Summary Consolidated Financial Information” references the reconciliation of shares used to compute actual and pro forma net income (loss) per share for the year ended December 31, 2008 and the nine months ended September 30, 2009 in the notes to the financial statements. Note 2 to the Registrant’s consolidated financial statements and Note 5 to the Registrant’s unaudited, condensed consolidated financial statements have been revised to include an additional table outlining a reconciliation of the shares used to compute the unaudited pro forma net income (loss) per share. This disclosure also outlines the number of common stock equivalents by security type that is not included in diluted earnings per share because the impact was anti-dilutive for pro forma shares.
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11.	Please clearly show how you are arriving at each of the pro forma as adjusted balance sheet amounts in a footnote to the table.
     Response: The footnote to the balance sheet table under “Summary Consolidated Financial Information” has been revised to clarify how each of the pro forma as adjusted amounts will be derived.
12.	Your pro forma balance sheet data assumes the issuance of 22,349,972 shares of common stock issuable upon the conversion of all of your outstanding shares of preferred stock upon completion of this offering. Your disclosures of the conversion terms of the preferred stock indicate that these shares will automatically convert into common stock in the event of the closing of an underwritten public offering if certain conditions are met. In this regard, please disclose your basis for assuming that all preferred stock will be converted into common stock in your pro forma data. Please provide similar disclosures on page F-33.
     Response: The “Summary Consolidated Financial Information” and page F-35 have been revised to disclose the basis for assuming that all shares of preferred stock will be converted into common stock in the Registrant’s pro forma data. Specifically, disclosure has been added that the preferred shares are expected to convert into shares of common stock at a 1:1 ratio pursuant to the automatic conversion provisions of the Registrant’s charter to be effective upon completion of the offering.
13.	If the conversion of preferred stock into shares of common stock upon completion of the offering will result in a material reduction to earnings attributable to holders of common stock, please tell us what consideration you gave to presenting pro forma earnings per share information for the year ended December 31, 2008 and the nine months ended September 30, 2009 which solely gives effect to the conversion.
     Response: The Registrant supplementally confirms that it gave consideration to the presentation of pro forma earnings per share information for the year ended December 31, 2009 and the nine months ended September 30, 2009 due to the impact of the conversion of preferred stock into common stock upon completion of the offering, which will have a material reduction to earnings per share attributable to holders of common stock in future periods.
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     Accordingly, the Registrant has revised its pro forma EPS calculations to use net income (loss) as the numerator rather than net income (loss) attributable to common shareholders as previously presented, which adjusts net income for preferred stock dividends.
Risk Factors, page 17
14.	Please revise the opening paragraph of your risk factor section to remove qualifying or limiting statements regarding the risks you have chosen to present, such as references to other risks that you do not currently deem material or of which you are currently unaware. Your risk factor disclosure should address all of the material risks that you face. If you do not believe other risks are material, you should not make reference to them.
     Response: The opening paragraph of the “Risk Factors” has been revised as requested to remove all qualifying or limiting statements.
15.	Please disclose “We have an accumulated deficit and have incurred net losses in the past. We may incur net losses in the future” near the beginning of the section entitled “Risks Related to our Business.” This appears to be an important risk that should appear with your other risks specifically addressing your financial condition and operating results.
     Response: The Registration Statement has been revised as requested to move the risk factor “We have an accumulated deficit and have incurred net losses in the past. We may incur net losses in the future” and it is now the second risk factor in the section entitled “Risks Related to our Business.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
16.	On pages 3 and 71, you provide a table that illustrates the increase in your AUM for the last six years. In order to provide more insight into the underlying reasons for changes in your AUM, please provide a rollforward of AUM from period to period. Please separately disclose and discuss inflows/(outflows) related to AUM on a gross basis such that readers can clearly identify any trends depicted by these inflows and outflows. For example, you should show and discuss cancellations separately. Please also provide a detailed analysis of the impact that such activity had on your results of operations and cash flows for the periods presented.
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     Response: In response to the Staff’s comment, additional disclosure has been added under the AUM table in “Business” to provide a rollforward of AUM from period to period and to separately disclose cancellations related to AUM on a gross basis, as well as AUM from new enrollment, to better identify trends depicted by such inflows and outflows and to provide more insight into the underlying reasons for changes to its AUM. In addition, further disclosure has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue — Professional Management” to discuss the overall impact cancellations and market movements have had on the Registrant’s professional management revenue.
17.	With regards to cancellations, please disclose how much notice you require for a member to cancel its membership. Please also quantify to the extent possible, information regarding any known changes in assets under management occurring subsequent to your latest balance sheet date but prior to the date of your filings, such as known cancellations and/ or notices of expected cancellations. Your disclosures should clearly reflect any known trends in cancellations including voluntary and involuntary within MD&A.
     Response: The requested disclosure has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue — Professional Management” to clarify that members may cancel at any time without notice and to provide additional discussion of known trends with respect to voluntary and involuntary cancellations. With respect to quantifying known changes in AUM between September 30, 2009 and December 31, 2009, the Registrant supplementally notes that it has updated the AUM data to December 31, 2009.
18.	Please enhance your disclosure for professional management revenue to further discuss the business reasons for changes between periods in these revenues. To the extent that you earn different fees for different investment strategies, disclose how the changes in the assets underlying these strategies impacted the fees earned from period to period.
     Response: The Registrant respectfully refers the Staff to the responses to Comment Nos. 16 and 17. The Registrant notes that, in response to the Staff’s comment, additional disclosure has been added in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue-Professional Management,” to discuss the reasons for changes in the Registrant’s professional management revenue, particularly with respect to the changes in AUM. The Registrant respectfully notes that it does not earn different fees for different investment strategies and has provided disclosure to this effect.
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Critical Accounting Policies and Significant Management Estimates
General
19.	On page 18, you indicate that your revenue and earnings could suffer if the financial markets experience a downturn or a slowdown in growth that reduces the value or slows the growth rate of your assets under management. Please disclose the components of your assets under management and describe how you determine the fair value of assets under management. Please tell us what consideration you gave to providing disclosures of AUM by investment strategy or type. If there is significant judgment involved in the calculation of AUM which directly impacts the calculation on your revenue recognition, please address the need to identify AUM as a critical accounting policy. We believe the following disclosures would be useful to investors if applicable:
•	The portion of AUM in which you have a role in estimating fair value;

•	The amount or percentage of assets under management that are valued using (a) level 1 inputs, (b) level 2 inputs, and (c) level 3 inputs, as defined in SFAS 157. Describe the types of investments in each level;

•	For each type of asset included in level 2, explain the significant other observable inputs being used. If relying on third party pricing services, explain the inputs they are using to estimate the fair value of these assets; and

•	For each type of asset included in level 3, provide a detailed explanation of the methodology used to estimate fair value, the assumptions used in the fair value method, including quantification of such assumptions, and a sensitivity analysis of those assumptions. If relying on third party pricing services, disclose the methodologies and assumptions used.
Please refer to Section 501.14 of the Financial Reporting Codification for guidance.
     Response: The Registrant respectfully advises the Staff that its AUM represents the amount of assets, owned by plan participants, for which the Registrant provides its discretionary investment management services. Assets in 401(k) accounts that it manages are maintained at the plan provider selected by the plan sponsor. As the Registrant does not have custody of these assets, they are not considered an asset
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of the Registrant and therefore are not included in its financial statements or valued by the Registrant using (a) level 1 inputs, (b) level 2 inputs or (c) level 3 inputs, as defined in SFAS 157. The plan provider typically arranges for custody of the assets, executes buy and sell orders received from the account owner or his designee, and values the assets. The Registrant receives a weekly file from the plan provider with the holdings and asset values for each account it manages for a plan participant. Pursuant to the Registrant’s contracts with its members, the Registrant calculates its fees based on the asset amounts in these files as received directly from the plan providers, with no judgment or estimates on the Registrant’s part. Since there is no judgment or estimates involved that directly impacts the Registrant’s calculation of AUM or the resulting recognized revenue, it has not identified it as a critical accounting policy.
     The Registrant supplementally notes that it has a single investment methodology that is consistently applied across all member accounts. It creates diversified portfolios for each member from the investment choices available in a plan with the goal of balancing potential returns consistent with the client’s investment horizon, other financial assets, and risk preferences.
     As of December 31, 2009, the percentages for the style exposures the portfolios it managed, in aggregate, were as follows:

Cash	5%
Bonds	25%
Domestic Equity	49%
International Equity	21%

Total	100%
     Since it began managing assets on a discretionary basis in September 2004, the aggregate percentage of equity exposures have ranged from a low of 56% to a high of 78%. These percentages can be affected by the asset exposures of the overall market portfolio, the demographics of its member population, the number of members who have told the Registrant that they want to assume greater or lesser investment risk, and, to a lesser extent given the amount of assets the Registrant has under management, the proportion of its members for whom its has completed transition from their starting portfolio.
Revenue Recognition, page 47
20.	You indicate that you generate professional management revenue on the value of assets you manage for plan participants, which fees are generally payable
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quarterly in arrears. On page 18, you disclose that your fees are generally based on AUM on a day within the last 10 days of a quarter. Please specifically disclose how you determine which day within the last 10 days of a quarter you use to determine the AUM on which revenue is based. Please disclose whether the date used is determined by contractual arrangements. Please revise your revenue recognition accounting policy accordingly. Please also address whether any of your arrangements also contain any performance or additional inventive arrangements.
     Response: The requested disclosure has been added under “Critical Accounting Policies and Significant Management Estimates – Revenue Recognition” to clarify that the date used to determine AUM is determined by specific contractual arrangement and to describe how this relates to revenue recognition. Specifically, each plan provider sends the Registrant a weekly file with the applicable asset values, on a specific day of the week agreed in advance with the provider, but which date varies by provider. At quarter end, the Registrant uses the most recently received file to derive its fees and recognize revenue. As noted in the response to Comment No. 19, pursuant to the Registrant’s contracts with its members, the Registrant calculates its fees based on the asset amounts in these files as received directly from the plan providers, with no judgment or estimates on the Registrant’s part. Disclosure has also been added under “Business – Our Company” to clarify that none of the arrangements contain any performance or additional incentive arrangements and that the Registrant’s fees are not based on a shares of the capital gains or appreciation in the member’s account (except to the extent such appreciation results in an increase in aggregate AUM).
21.	Effective January 1, 2009, you commenced recognizing revenue during certain fee deferral periods based on your estimate of the expected retention and cancellation rates determined by historical experience of similar arrangements. Please tell us how you determined that it was appropriate to recognize revenue during certain fee deferral periods. Please cite the accounting literature used to support your conclusion.
     Response: The Registrant has determined that it was appropriate to recognize revenue during the fee deferral period based on the revenue recognition principles set out in Staff Accounting Bulletin (SAB) 104 and by analogy to the guidance and fact pattern in Q4(a)(1) and Q4(a)(2) of SAB 104.
     Commencing in 2006, the Registrant has offered prospective members under certain Active Enrollment campaigns a fee deferral period of approximately three months or less. Under the terms of the arrangement, the member actively enrolls in
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the Registrant’s Professional Management service and is charged a fee for its services rendered during the entire fee deferral period, if the member does not opt-out of the service prior to the end of the fee deferral period. The fee for the arrangement is described in the enrollment materials provided to the member upon enrollment. Additionally, upon enrollment by the member, the Registrant is authorized to directly deduct the fees from the managed accounts at the end of the deferral period without further action by the member. The Registrant, therefore, believes it has met the four criteria for revenue recognition under SAB 104 as follows:
•	Evidence of an arrangement – the materials provided to the member and their act of enrolling constitutes evidence of an arrangement.

•	Fee is fixed or determinable – the enrollment materials provided to the member specify the fees to be paid for the services rendered.

•	Collectibility is reasonably assured – the Registrant is authorized to deduct the fees directly from the member’s managed account upon expiration of the fee deferral period in the event that the member has not cancelled the service.

•	Delivery – the delivery criteria is met as the services are rendered.
     As it relates to the member’s cancellation right, the Registrant believes its historical analysis of retention and cancellation rates during the fee deferral period since 2006 would yield reasonable and reliable estimates of ongoing cancellation rates. Footnote 55 of SAB 104 states “Paragraph 8 of Statement 48 notes various factors that may impair the ability to make a reasonable estimate of returns, including the lack of sufficient historical experience. The staff typically expects that the historical experience be based on the particular registrant’s historical experience for a service and/or class of customer. In general, the staff typically expects a start-up company, a company introducing new services, or a company introducing services to a new class of customer to have at least two years of experience to be able to make reasonable and reliable estimates.” The Registrant believes that it has sufficient historical experience as of January 1, 2009, to predict retention and cancellation rates with respect to the fee deferral period.
     The Registrant’s estimates of cancellation rates with respect to cancellations during the fee deferral period are based on historical data for a large pool of homogeneous items (i.e., services with the same characteristics, class of members). The Registrant has neither experienced recurring, significant differences between actual and estimated cancellation rates to date nor experienced recurring variances
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between the actual and estimated amount of refunds that are material to either revenue or net income in quarterly or annual financial statements.
     The following table reflects the historical trends of cancellation rates with respect to cancellations during the fee deferral, or grace, period:

	Retention analysis
	enroll	cancel	cancel %	retention %
Q4-06	7709	734	10%	90%
Q1-07	10187	559	5%	95%
Q2-07	4962	407	8%	92%
Q3-07	5163	625	12%	88%
Q4-07	5136	306	6%	94%
Q1-08	7953	721	9%	91%
Q2-08	4954	366	7%	93%
Q3-08	9784	906	9%	91%
Q4-08	5051	344	7%	93%
Q1-09	5884	565	10%	90%
Q2-09	12103	902	7%	93%
Q3-09	3736	150	4%	96%

All	82622	6585	8.0%	92.0%
     Q4(a)(2) of SAB 104 clarifies that the Staff will accept the analogy to the guidance and fact pattern in Q4(a)(1) only in limited circumstances. The Registrant’s fact pattern differs from the fact pattern in Q4(a)(1) of SAB 104 in that it does not require upfront payment (i.e. the payments are received after the deferred fee period). However, since the Registrant has the ability to deduct the fees directly from the member’s account, it believes that an analogy to the guidance in Q4(a)(1) is appropriate.
22.	On page 56, you discuss revenue recorded related to setup fees. Please expand your revenue recognition discussion related to platform revenue to address how you record revenue related to setup fees and your basis for this recognition.
     Response: The disclosure under “Critical Accounting Policies and Significant Management Estimates-Revenue Recognition” and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations – Comparison of Years Ended 2007 and 2008,” has been revised as requested to address how revenue related to setup fees is recorded and the basis for this recognition.
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     Setup fees (or implementation revenue) are recognized ratably over the estimated customer life, which is usually three to five years. The Registrant has recognized setup fees of $2.1 million, $2.1 million, $0.6 million and $0.4 million for the years ended December 31 2006, 2007, 2008 and for the nine months ended September 30, 2009, respectively. The recognized setup fees of $2.1 million for the year ended December 31, 2007 included $1.1 million of revenue recognized from two non-customary multiple element contracts requiring the deferral of customized setup revenue prior to the completion of the final deliverables in 2007.
Valuation of Long-Lived Assets, page 49
23.	In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, such as property, plant and equipment and capitalized website development costs, please consider disclosing the following in MD&A:
•	How you group long-lived assets for impairment and your basis for that determination;

•	Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your asset groups;

•	Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes; and

•	Explain how you determine when property and equipment should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment.
     Response: The disclosure under “Critical Accounting Policies and Significant Management Estimates-Valuation of Long-Lived Assets” has been revised as requested. These revisions include additional disclosure regarding (1) how it groups long-lived assets for impairment and the basis for that determination, (2) the method applied in estimating the fair value of its asset groups, (3) any changes in its assumptions and methodologies and the impact of such changes, if any, and (4) how it determines when property and equipment it tested for impairment and how frequently it evaluates the types of events and circumstances that may indicate impairment.
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Income Taxes, page 49
24.	Please enhance your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results differ from the estimates made by management. Please describe the nature of the positive and negative evidence you considered in your determination that your gross deferred tax assets were recoverable as of December 31, 2008 and how that evidence was weighted. Refer to the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040.
     Response: The disclosure under “Critical Accounting Policies and Significant Management Estimates-Income Taxes” has been revised as requested to disclose the Registrant’s material assumptions, as well as the financial statement impact if actual results differ from management’s estimates. The revised disclosure also describes the nature of the positive and negative evidence that the Registrant considered in its determination that its gross deferred tax assets were recoverable as of December 31, 2008 and how that evidence was weighted.
Stock-Based Compensation, page 51
25.	You indicate that your contemporaneous valuations were performed in accordance with methods specified by the AICPA Practice Aid on “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” You also considered appropriate adjustments to recognize lack of marketability. Please disclose and tell us how you determined the appropriate lack of marketability discount in your contemporaneous valuations. Please provide objective support for the amount of marketability discount taken. Please also provide support for any other discounts included in your fair value calculation.
     Response: The requested disclosure regarding the lack of marketability discount has been added under “Critical Accounting Policies and Significant Management Estimates-Stock-Based Compensation.” The Registrant supplementally advises the Staff that it believes an adjustment for lack of marketability is appropriate in order to reflect the lack of a recognized market for the securities and the fact that a non-controlling equity interest may not be readily transferable. In determining an appropriate adjustment for lack of marketability, the contemporaneous valuations took into account two primary sources of empirical evidence on adjustments for lack of marketability: (a) studies based on restricted stocks of companies whose unrestricted shares are freely traded and (b) studies of private transactions prior to
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initial public offerings. The concluded equity values incorporate discounts for the lack of marketability (as stated above) that are supported by put option models. Common critiques related to using pre-IPO studies, include the following: (a) the magnitude of the calculated adjustment is exaggerated as IPO stock prices used in the studies are affected by the marketing efforts associated with the IPO, thereby temporarily inflating the stock price following an IPO, and most pre-IPO companies tend to understate the true value of the stock in the pre-IPO transactions; (b) pre-IPO transactions are likely to be different in nature from those that take place at or following the IPO (for example, pre-IPO purchasers of shares are likely to be insiders, such as employees, who provide a service to the company), thus a portion of the adjustment indicated from these transactions are more likely compensation for services to the company rather than compensation for lack of marketability; and (c) the adjustments indicated by pre-IPO studies tend to naturally select only the highest discount data as they only consider transactions involving companies that have successfully completed an IPO, thus excluding companies with worse prospects. As a result, the contemporaneous evaluations ultimately relied upon restricted stock studies performed since 1991, and for which detailed data were available, as a basis from which to derive an appropriate adjustment for lack of marketability. Indications from pre-IPO studies were used as reasonableness checks against the concluded indications. The overall study discounts in the restricted stock studies used in the analysis ranged from 21.8% to 33.8%. Average marketability discount indications from restricted stock studies performed prior to 1991 and pre-IPO studies ranged from 20% to 59%.
     A secondary approach was considered in developing the discount for lack of marketability; specifically, option pricing models. A number of studies have been published that rely on option pricing theory in order to quantify an appropriate discount for lack of marketability. The studies use option pricing models to quantify unrealized gains or avoided losses in deriving a discount for lack of marketability.
     Based on the above analysis, a benchmark company-specific adjustment for lack of marketability was derived. To arrive at the concluded company-specific adjustment from the benchmark company-specific adjustment, additional factors not considered in the benchmark analysis were then analyzed. These factors included financial statement analysis, dividend policy, and history/nature of the Registrant, reputation and experience of management, amount of control in transferred shares, transfer or sale restrictions, holding period and redemption policy. After analysis of each of these factors, it was concluded that these factors would not materially impact the adjustment except for the history and nature of the Registrant. The Registrant’s performance is closely tied to the performance of the financial markets. Due to the high volatility in the financial markets and uncertainty of future financial market
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performances going forward, the Registrant is assumed to be of higher risk than the benchmark transactions, thus this factor would increase the adjustment.
     The following table summarizes the benchmark and concluded company-specific adjustments for lack of marketability as of the valuation dates noted:

	Benchmark	Concluded
	Company-Specific	Company-Specific
Valuation Date	Adjustment	Adjustment	Fair Value
As of January 30, 2009	15%	20%	$5.79
As of April 30, 2009	15%	20%	$6.04
As of July 31, 2009	12.5%	15%	$6.95
As of October 31, 2009	12.5%	15%	$7.99
Liquidity and Capital Resources, page 61
26.	Please disclose whether you were in compliance with all debt covenants as of December 31, 2008 and September 30, 2009. You also indicate on page 129 that your loan and security agreements contains the maintenance of a ratio of (a) quick assets to (b) the sum of (i) current liabilities plus (ii) all advances and term loans minus (iii) deferred revenue of at least 1.15 to 1.0, a minimum EBITDA for each quarter of $750,000 and a fixed charge coverage ratio. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your credit agreements. For any material debt covenants for which you have not met, or it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please also consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, it necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.
     Response: In response to the Staff’s comment, disclosure has been added in “Description of Indebtedness – Covenants” describing the specific terms of any
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material debt covenants in the credit agreements. The Registrant supplementally notes that it is currently in compliance with all material debt covenants and that it does not anticipate being unable to meet such covenants in the foreseeable future. The Registrant has maintained consistent historical compliance with all debt covenants and anticipates the ability to comply with all debt covenants, including the term loan, in the future through the maturity date, whether or not the offering is completed. The Registrant further confirms that it was in compliance with all debt covenants on December 31, 2008 and September 30, 2009. The Registrant respectfully submits that, accordingly, it has not provided the required and actual amounts/ratios or the underlying computations. As disclosed in its response to Comment No. 9, while the Registrant has not yet determined when it will repay the term loan, it currently plans to use its existing cash at such time as it determines to repay the term loan, and its ability to do so is not contingent upon the offering.
     The disclosure under “Description of Certain Indebtedness- Events of Default” has been revised to clarify that there are events of default which would permit the lenders to accelerate the debt if such events were not cured within applicable grace periods. Disclosure to this effect has also been added to “Liquidity and Capital Resources.”
Cash Flows
Operating Activities, page 62
27.	We note that you identify the components that resulted in a significant increase in your cash flows from operations for the nine months ended September 30, 2009. Please expand this disclosure to discuss the underlying reasons for changes in these components, with specific discussions for accounts receivable, accrued compensation, other assets and deferred revenue. Please revise your disclosure for all periods presented.
     Response: The requested disclosure has been added in “Cash Flows – Operating Activities” to discuss the underlying reasons for changes in the components of cash flow from period to period, including accounts receivable, accrued compensation, other assets and deferred revenue.
Contractual Obligations, page 63
28.	Please revise your table of contractual cash obligations to include a line item for estimated interest payments on your long-term debt based on its current terms. Because the table is aimed at increasing transparency of cash flow, we
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believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts in a footnote to the table.
     Response: The table under “Contractual Obligations” has been revised as requested to include a line item for estimated interest payments on the Registrant’s long-term debt based on its current terms, along with a footnote explaining the assumptions it used to derive these amounts.
Our Company, page 69
29.	We note your discussion of AUC versus AUM on page 70. We understand that AUC does not include assets where you have signed contracts but have not yet rolled out your Professional Management service. Please clarify whether you will in all cases provide Professional Management services under these contracts once the rollout, as described on page 70, is complete, such that all of AUC will be included in AUM. Clarify whether there may also be contracts to provide online services or retirement evaluation services only, and if so, whether assets underlying these services are included in AUC or AUM. Please also clarify what, if any, revenue you derive based on AUC, as distinct from AUM. It is not clear what significance investors should place on AUC.
     Response: The disclosure under “Business-Our Company” has been revised as requested to clarify that (1) once the rollout is complete and plan participants enroll in its Professional Management service under these contracts, AUC will count for AUM, (2) as AUC includes only plans where rollout of the Professional Management service has occurred, assets underlying online only arrangements are not included in AUC or AUM (retirement evaluation services are part of the Registrant’s Professional Management service) and (3) the Registrant does not generate revenue based on AUC, as distinct from AUM. The Registrant believes AUC is a useful indication of the additional plan assets available for enrollment efforts that, if successful, result in the assets becoming AUM, and also indicates the benefit of increasing the Registrant’s enrollment rate since this will lead to additional AUM.
Compensation Discussion and Analysis, page 99
Competitive Market Review for Fiscal 2008 and Fiscal 2009, page 100
30.	The precise nature of your benchmarking is not clear. Because comparative pay information appears to be material to your compensation policies and decisions, please identify the benchmark and its components (including peer
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group companies). To the extent that the identities of these companies are not known to you, please disclose that fact and describe the key demographic data for the companies included in surveys. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Please include a discussion of where actual payments of each element of compensation falls for each named executive officer within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations.
     Response: In response to the Staff’s comment, “Compensation Discussion and Analysis – Competitive Market Review for Fiscal 2009” has been revised as requested to (1) identify the benchmarks and its components and (2) discuss where actual payments of each element of compensation fell for each named executive officer within targeted parameters. As the identities of the peer group companies are not known to the Registrant, the revised disclosure states that fact and describes the key demographic data for the companies included in surveys.
Base Salaries and Equity Awards pages 100 and 103
31.	We note that the Compensation Committee considers a number of factors in its annual review of base salaries and equity awards for named executive officers. To the extent base salaries and equity awards are correlated with the achievement of certain individual objectives and department goals, please discuss the specific items of individual performance and department goals used to determine base salaries and equity awards for each named executive officer. Please see Item 402(b)(2)(vii) of Regulation S-K. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.I. of Commission Release No. 33-8732A.
     Response: The disclosure regarding base salaries and equity awards under section “Compensation Discussion and Analysis-Principal Elements of Executive Compensation” has been revised as requested to discuss the specific items of individual performance and department goals used to determine base salaries and equity awards for each named executive officer and any material differences in compensation policies with respect to the named executive officers.
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Cash Incentive Plan, page 100
32.	Please disclose the factors the Compensation Committee used to determine the amount of the 20% advance payment of target cash incentives.
     Response: The discussion regarding the cash incentive plan under section “Compensation Discussion and Analysis -Principal Elements of Executive Compensation” has been revised as requested to disclose the factors the Compensation Committee used to determine the amount of the 20% advance payment of target cash incentives.
Principal and Selling Stockholders, page 117
33.	Since you are registering resale shares issued to your stockholders pursuant to exemptions from registration requirements, please clearly describe the transactions in which these shares were issued to each of the selling stockholders.
     Response: The disclosure under “Principal and Selling Stockholders” has been revised as requested to describe the transactions in which the shares were issued to the selling stockholders.
34.	Please confirm that none of the selling stockholders is a broker-dealer or a broker-dealer’s affiliate. If a selling stockholder is a broker-dealer, please advise us as to whether the selling stockholder acquired the securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, you must identify the broker-dealer as an underwriter in the prospectus.
     Response: The Registrant respectfully submits that it is unable to confirm the status of any selling stockholders as a broker-dealer or a broker-dealer’s affiliate at this time as it has not yet determined the selling stockholders. The Registrant supplementally notes that it does not believe that any of the selling stockholders will be broker-dealers, though some may be broker-dealer affiliates. In the event any selling stockholder is a broker-dealer or a broker-dealer affiliate, appropriate disclosure will be provided. Specifically, with respect to any selling stockholder who is a broker-dealer, disclosure will be added as to the whether the selling stockholder acquired the securities as compensation for underwriting activities and if appropriate, identify such selling stockholder as an underwriter. With respect to any selling stockholder who is a broker-dealer affiliate, disclosure will be added as to whether the shares to be sold were acquired in the ordinary course of such broker-dealer affiliate’s
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business, whether the broker-dealer’s affiliate had any agreements or understandings, directly or indirectly, with any person to distribute the shares at the time of their purchase and, if applicable, to identify such selling stockholder as underwriter in the prospectus.
Description of Capital Stock
Registration Rights, page 121
35.	Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your shares of common stock. Refer to paragraph 12 of FSP EITF 00-19-2.
     Response: The Registrant respectfully notes that there are no cash penalties under the registration rights agreement or any other penalties resulting from delays in registering the Registrant’s shares of common stock. Disclosure to this effect has been added in “Description of Capital Stock-Registration Rights — Registration Rights.”
Lock-up Agreements, page 125
36.	We note disclosure in your risk factors that Goldman, Sachs may release some or all of the securities subject to the lock-up agreement at any time and without public notice in its sole discretion. Please discuss the circumstances that Goldman consider in determining whether to release shares, and disclose whether there are any agreements or understandings in place with the holders of any such shares or the company to release shares prior to the expiration of the lockup.
     Response: The disclosure under “Shares Eligible for Future Sale — Lock-up Agreements” has been revised to describe the circumstances that Goldman, Sachs & Co. may consider in determining whether to release shares from the lock-up agreements. The Registrant respectfully submits that there are no agreements or understandings in place with the holders of any such shares or the Registrant to release shares prior to the expiration of the lockup.
Material U.S. Federal Income Tax Considerations, page 130
37.	Please delete “this discussion is for informational purposes only” in the fourth sentence of the third full paragraph. Investors are entitled to rely on the opinions expressed.
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     Response: The disclosure under “Material U.S. Federal Income Tax Considerations” section has been revised as requested to delete “is for general information only.”
38.	Please identify the applicable Internal Revenue Code provision, regulation or revenue ruling discussed in the registration statement.
     Response: The disclosure under “Material U.S. Federal Income Tax Considerations” has been revised as requested to identify the applicable Internal Revenue Code provisions and regulations.
Financial Statements
Note l — The Company and Summary of Significant Accounting Policies
General
39.	Please disclose the line item(s) in which you include depreciation and amortization expense. Please tell us what consideration you gave to allocating depreciation and amortization expense, including the amortization of internal use software to cost of revenue. Please refer to SAB Topic 11:B.
     Response: The Registrant has revised pages F-10 and F-13 to clarify the line items in which it includes depreciation and amortization expense. The Registrant respectfully notes that: (1) the amortization of stock-based compensation is presented in the same line items as the cash compensation to those employees; (2) depreciation of property and equipment is allocated to the functional line items in the consolidated statements of operations according to the purpose for which the underlying property and equipment are used; (3) the amortization of deferred sales commissions and capitalized direct response advertising are included in the marketing and sales expense line item; and (4) the amortization of internal use software is presented as a separate line item on the face of the consolidated statement of operations.
     Internal use software consists of: (1) systems developed for our internal use for tracking membership data, including AUM, customer cancellations and other related customer statistics and (2) enhancements to its advisory service platform. The Registrant respectfully notes that there is significant diversity in practice as to how the amortization of internal use software is classified in the income statement and it believes that the presentation of its amortization of internal use software as a separate line item on the face of the consolidated statement of operations is the most meaningful presentation for its business.
Concentration of Credit Risk and Fair Value of Financial Instruments. page F-9
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40.	You disclose that you had three significant customers, which represented 10%, 17% and 1 I% of your total revenues for the fiscal year ended December 31, 2008. Please disclose the name of each customer that constituted 10% or more of your sales in any period presented, since it appears that the loss of these customers would have a material adverse effect on your business as a whole. If any of your significant customers is in financial difficulty, please also ensure that you disclose this as well.
     Response: The disclosure on pages F-9 and F-35 has been revised to disclose the name of each customer that constituted 10% or more of the Registrant’s revenue for each of the periods presented. The Registrant respectfully submits that the Registrant’s business is not substantially dependent upon any one customer agreement and that, to its knowledge, none of these customers is in financial difficulty.
Internal Use Software, page F-9
41.	Please help us understand and expand your disclosures as necessary to describe the nature of these internal use software costs, how they relate to the platform services you provide and sell on a subscription basis, and how you determined they should be characterized as internal use software costs. Refer to paragraphs 12 through 16 as well as paragraph 93 of SOP 98-1.
     Response: The Registrant’s internal use software accounting policy has been revised as requested to describe (1) the nature of these internal use software costs, (2) how they relate to the platform services the Registrant provides and sells on a subscription basis and (3) how the Registrant determined it should be characterized as internal use software costs.
Segment Information, page F-10
42.	You disclose that your CODM reviews your operating results on an aggregate basis and manages your operations as a single operating segment. It is not clear whether you are aggregating your operating segments into one reportable segment or whether you have just one operating segment. For example, it is not clear if professional management and platform may be separate segments. Please clarify and supplementally advise how you determined your operating segments pursuant to paragraph 10 of SFAS 131.
     Response: The Registrant supplementally confirms that it has one operating segment, as defined pursuant to paragraph 10 of SFAS 131. The Registrant’s CODM reviews the operating results of the Registrant in total and reviews revenue by product
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family, for example, Professional Management and Platform services. The Registrant does not maintain discrete financial information beyond revenue for its product families.
Net Loss per Common Share, page F-13
43.	On page F-21 and F-22, you indicate that you have restricted stock plans and special executive restricted stock purchase plans. Please disclose how you treated your restricted stock for purposes of computing earnings (loss) per share in accordance of SFAS 128. Please separately disclose your treatment of vested and unvested restricted stock. Please also tell us what consideration you gave to FSP EITF 03-06-1 in determining whether these units are participating securities as described in paragraph 60(a) of SFAS 128. Please also clarify how you determined the appropriate treatment of restricted common shares subject to repurchase in your determination of basic and diluted earnings per share.
     Response: The Registrant respectfully submits that the treatment of restricted stock for the purpose of computing net income (loss) per share in accordance with SFAS 128 is discussed under its significant accounting policies on page F-13. The Registrant notes that the basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period less the weighted average number of unvested common shares subject to its right of repurchase (restricted stock). Diluted net loss per common share is computed by giving effect to all potentially dilutive common shares, including options, restricted common stock subject to repurchase, warrants and convertible preferred stock. Note 2 of the audited financial statements and Note 5 of the unaudited condensed financial statements provides a tabular reconciliation of the computation of basic and diluted earnings (loss) per share. The Registrant has revised “Note 1 — The Company and a Summary of Significant Accounting Policies — Net Lose per Common Share” to clarify the inclusion of restricted stock in computing earnings (loss) per share. The terms of the Registrant’s restricted stock do not contain nonforfeitable rights to dividends or dividend equivalents.
Preferred Stock Dividend, page F-20
44.	Please disclose how you arrived at the fair value of dividend amounts for each period, including the techniques and corresponding estimates and assumptions used.
     Response: The disclosure regarding the convertible preferred stock dividend under “Note 6 — Stockholders’ Equity — Preferred Stock Dividend” has been revised a
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requested to disclose how the Registrant arrived at the fair value of dividend amounts for each period, including the techniques and corresponding estimates and assumptions used.
Stock Options and Restricted Stock Plans, page F-21
45.	Provide us an analysis of all equity issuances, repurchases, grants by significant shareholders to others, and conversions from one equity security to another since January 1, 2009. For each transaction,
•	identify the parties, including any related parties;

•	the nature of the consideration; and

•	the fair value on the date of issuance and your basis for determining the fair value if you have not already done so.
o	To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.
•	For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.
We will not be able to complete our evaluation of your response until the IPO range has been disclosed.
     Response: The Registrant respectfully notes that the IPO price range has not yet been determined. However, it will provide the Staff with the price range as soon as the range has been determined by the Registrant and the underwriters.
     The Registrant has maintained a practice, since its inception, of using equity compensation as an important component in its overall employee compensation strategy, and to a lesser degree a form of non-cash compensation for certain non-employees. The Registrant has granted stock options to newly hired employees, including executive officers, in order to enable them to share in its success and to reinforce a corporate culture that aligns employee interests with shareholder interests. The size and terms of any initial new hire stock option grants are based largely on competitive conditions and the Registrant’s own internal guidelines applicable to specific positions.
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     It has also been the Registrant’s practice to periodically grant additional stock options to employees, including executive officers, in recognition of performance and as an incentive for retention. The size of these grants has been based on a number of factors including an employee’s overall granted, vested and unvested share ownership position, competitive market data related to the granting of options, individual performance, internal equity, changes in the scope of the individual’s position, and retention potential. The Registrant intends to continue to offer stock options to its employees to encourage ownership in the Registrant, recognize outstanding individual performance and provide a retention tool for key employees, including executives.
     Stock option grants have been approved solely by the Registrant’s Board of Directors (the “Board of Directors”) or a delegated Committee of the Board of Directors, subject to certain terms and conditions including vesting over extended periods of time (typically four years) and only a limited exercise period following any termination of employment. Historically, the Registrant has primarily granted incentive and non-statutory options within the meaning of Section 422 of the Internal Revenue Code of 1968, as amended (the “Code”) and to a limited extent has granted restricted stock awards to certain executive officers. The Registrant also believes that its 1998 Stock Option Plan (the “Option Plan”), under which it has granted all stock options in 2009, meets all of the required criteria set forth in Financial Accounting Standards Board Statement (FASB) of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R), codified into FASB Accounting Standards Codification Topic 718, Compensation — Stock Compensation, and in the Code, that are essential to classify option grants as non-compensatory. Consistent with Section 422 of the Code, the terms of the Option Plan require that incentive stock options granted by the Board of Directors have exercise prices equal to at least 100% of the fair value of the Registrant’s common stock at the time of grant. All options granted in 2009, awarded to the Registrant’s employees, including executive officers, and certain non-employees, pursuant to approval of the Board of Directors, were intended to be incentive stock options (to the maximum allowable under applicable IRS rules) and were granted at 100% of the then-current fair value.
Fair Value Determination
General
     Given the absence of an active market for the common stock, the fair value of the common stock price has historically been determined by the Board of Directors. The Board of Directors considers numerous objective and subjective factors in determining the value of the common stock on each option grant date, including the following factors:
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•	contemporaneous independent valuations performed at three to four month periodic intervals as discussed below;

•	secondary sales of shares of the common stock;

•	its actual financial condition and results of operations relative to its operating plan during the relevant period;

•	forecasts of its financial results and overall market conditions;

•	the market value of the stock or other equity interests of similarly situated companies whose value can be readily determined through objective means;

•	hiring of key personnel; and

•	the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of the Registrant, given prevailing market conditions at the time of grant.
     The Board of Directors believes that the judgment required in such efforts necessarily involves elements of objectivity and subjectivity. The Board of Directors retained an independent valuation firm to provide reports on the fair value of the common stock as of various and certain dates, as discussed below, in order to obtain objective independent valuations of the Registrant’s stock price. These contemporaneous valuations of the common stock were performed as of October 31, 2008, January 31, 2009, April 30, 2009, July 31, 2009 and October 31, 2009, and the Board of Directors considered these valuations in determining the fair value of the common stock during those periods.
     The Registrant’s contemporaneous valuations were performed in accordance with methods specified by the AICPA Practice Aid on Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). The valuations use the income approach method. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenues and costs. The discount rate applied to its cash flows was based on a weighted average cost of capital, which represents the blended, after-tax costs of debt and equity. The projections used in connection with this valuation were based on the Registrant’s expected operating performance over the forecast period. The valuations also considered the public company market multiple method to evaluate the reasonableness of the income approach. The public company market
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multiple method focuses on comparing the Registrant to similar publicly traded entities. The valuations also considered differences between its preferred and common stock with respect to liquidation preferences, conversion rights, voting rights and other features. The Registrant also considered appropriate adjustments to recognize lack of marketability. In order to determine the value of its common stock, the Registrant utilized the total enterprise value in an option-based framework. Using this method, the common stock value is viewed as a claim on the enterprise’s liquidation or IPO proceeds after debt holders and preferred shareholders have been paid their principal and interest or liquidation preferences. This approach considers that the value associated with the common shares is based on the Registrant’s performance relative to the liquidation preferences of other share classes. There is inherent uncertainty in the estimates used in its valuations. If different discount rates, assumptions or weightings had been used, the valuations would have been different.
     A secondary approach was considered in developing the discount for lack of marketability; specifically, option pricing models. A number of studies have been published that rely on option pricing theory in order to quantify an appropriate discount for lack of marketability. The studies use option pricing models to quantify unrealized gains or avoided losses in deriving a discount for lack of marketability.
     The following table summarizes the fair value of the common stock as determined by the contemporaneous valuations performed as of such dates.

Valuation Date	Report Date	Fair Value
October 31, 2008	December 16, 2008	$6.51
January 31, 2009	February 23, 2009	$5.79
April 30, 2009	May 26, 2009	$6.04
July 31, 2009	August 19, 2009	$6.95
October 31, 2009	November 9, 2009	$7.99
     In accordance with the AICPA Practice Aid, the Registrant determined that the fair value for accounting purposes for the grants made in 2009 were as follows:
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			Estimated Fair
			value of Common
		Exercise	Stock- most recent
	Options	Price Per	contemporaneous
Grant Dates	Granted	Share	valuation report
January 1, 2009 — February 3, 2009	36,920	$6.51	$6.51
March 3, 2009 — May 7, 2009	61,800	$5.79	$5.79
June 17, 2009 — August 17, 2009	122,500	$6.04	$6.04
August 20, 2009 — September 5, 2009	5,000	$6.95	$6.95
September 17, 2009 — November 2, 2009	41,500	$7.10	$6.95
November 9, 2009 — December 8, 2009	1,915,400	$7.99	$7.99
December 16, 2009 — December 31, 2009	19,000	$8.75	$7.99
     On each option grant date since January 1, 2009, other than September 17, 2009 and December 16, 2009, the Board of Directors determined that the fair value of the common stock was equal to the fair value at the most recent valuation, and established the exercise price of such options at such fair value. For options granted on September 17, 2009, the Board of Directors determined the exercise price to be $7.10 per share, an increase of 2% from the prior valuation date of July 31, 2009 in light of various factors, including improvements in the stock market and the Board of Directors’ increased interest in pursuing a public offering of the common stock in the nearer term, and taking into consideration the most recent independent valuation performed. For options granted on December 16, 2009, the Board of Directors determined the exercise price to be $8.75 per share, an increase of 10% from the prior valuation date of October 31, 2009 in light of various factors, including improvements in the stock market and the Board of Directors’ increased interest in pursuing a public offering of the common stock in the nearer term, and taking into consideration the most recent independent valuation performed.
     The Registrant notes that the performance of the stock markets generally has a significant and direct impact on the valuation of the common stock and the fluctuations in the fair value thereof, as a significant portion of the Registrant’s revenue is directly related to the performance of the stock market. The decrease in fair value of the common stock from January 1, 2009 through May 7, 2009 was primarily due to declining equity markets, which reduced the projected value of assets under management and therefore the Registrant forecasted revenue and cash flows, as well as the market value of the common stock or other equity interests of similarly situated companies whose value can be readily determined through objective means
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and the likelihood and timing of an initial public offering of the Registrant. Similarly, the increases in the fair value of the common stock from June 17, 2009 through December 31, 2009 were primarily due to favorable equity markets, which increased the projected value of assets under management and therefore the Registrant forecasted revenue and cash flows, as well as the market value of the common stock or other equity interests of similarly situated companies whose value can be readily determined through objective means, and the likelihood and timing of an initial public offering of the Registrant. A further explanation of the Registrant’s options granted through 2009 is offered below.
Options Granted from January 1, 2009 through February 3, 2009
     From January 1, 2009 through February 3, 2009, the Registrant granted options to purchase a total of 36,920 shares of common stock at an exercise price of $6.51 per share. A contemporaneous valuation performed by an independent valuation firm, dated December 16, 2008, determined the fair value of the common stock to be $6.51 per share as of October 31, 2008. At the meetings of the Board of Directors held on January 27 and February 3, 2009, the fair value of the common stock was determined to be $6.51 per share.
     Excerpt from Valuation Report as of October 31, 2008: “Recently, the Company has experienced a significant downturn related to the financial market collapse. The impact included sharp decreases in asset fees, an increase in member cancellation and lower member enrollment rates. Based on discussions with management, in response to the recent downturn, the Company plans to reduce headcount by approximately 15% and has postponed an initial public offering until the early timeframe of 2010.”
Options Granted from March 3, 2009 through May 7, 2009
     From March 3, 2009 through May 7, 2009, the Registrant granted options to purchase a total of 61,800 shares of common stock at an exercise price of $5.79 per share. A contemporaneous valuation performed by an independent valuation firm, dated February 23, 2009, determined the fair value of the common stock to be $5.79 per share as of January 30, 2009. At the meetings of the Board of Directors held on March 3, March 19, April 21 and May 7, 2009, the fair value of the common stock was determined to be $5.79 per share.
     Excerpt from Valuation Report as of January 30, 2009: “Recently, the Company has experienced a significant downturn related to the financial market collapse. The downturn has resulted in declining asset fees, an increase in member
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cancellation, and lower member enrollment rates. In addition, rising unemployment and client reduced 401k matching programs are expected to decrease the amount of the Company’s managed assets. Based on discussions with management, in response to the recent downturn, the Company plans to reduce headcount by approximately 15% and has postponed its plans for an initial public offering.”
     Options Granted from June 17, 2009 through August 17, 2009
     From June 17, 2009 through August 17, 2009, the Registrant granted options to purchase a total of 122,500 shares of common stock at an exercise price of $6.04 per share. A contemporaneous valuation performed by an independent valuation firm, dated May 26, 2009, determined the fair value of the common stock to be $6.04 per share as of April 30, 2009. At the meetings of the Board of Directors (or its delegated Committee) held on June 17, June 22, July 23 and August 17, 2009, the fair value of the common stock was determined to be $6.04 per share.
     Excerpt from Valuation Report as of April 30, 2009: “Recently, the Company has experienced a significant downturn related to the financial market collapse. The downturn has resulted in declining asset fees, an increase in member cancellation, and lower member enrollment rates. In addition, rising unemployment and client reduced 401k matching programs are expected to decrease the amount of the Company’s managed assets. Based on discussions with management, in response to the recent downturn, the Company has postponed its plans for an initial public offering...The future performance of the Company is correlated with both the overall growth and performance of the economy. As noted above, the economy in which the Company operates under is currently facing slowing economic growth. If the economic environment continues to deteriorate, the future outlook of the Company could be materially affected.”
     Options Granted on September 5, 2009
     On September 5, 2009, the Registrant granted options to purchase a total of 5,000 shares of common stock at an exercise price of $6.95 per share. A contemporaneous valuation performed by an independent valuation firm, dated August 19, 2009, determined the fair value of the common stock to be $6.95 per share as of July 31, 2009. At the August 20, 2009 and September 5, 2009 meetings of the Board of Directors (or its delegated Committee), the fair value of the common stock was determined to be $6.95 per share as of each of such dates.
     Excerpt from Valuation Report as of July 31, 2009: “For the fiscal year ended December 31, 2008, Financial Engines generated an operating loss of approximately
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$3.0 million on revenue of $71.2 million, representing an operating margin of -4.2%. In fiscal 2009, the Company is expected to generate an operating profit of approximately $2.7 million on revenue of $81.5 million, representing an operating margin of 3.3%...According to management, the eventual economic recovery will allow the Company to generate positive revenue growth and cash flow in the near-term, and long-term operating profit margin expectations are relatively similar to those from previous analyses.”
     Options Granted from September 17, 2009 through November 2, 2009
     From September 17, 2009 through November 2, 2009, the Registrant granted options to purchase a total of 41,500 shares of common stock at an exercise price of $7.10 per share. At the meetings of the Board of Directors held on September 17, September 25, October 20, and November 2, 2009, it was determined that the fair value of the common stock was $7.10 per share, an increase of 2% from the prior valuation date, primarily due to an increase in equity markets. The Board of Directors decided to increase the fair value in light of improvements in the equity markets and the Board of Directors’ increased interest in pursuing a public offering of the common stock in the nearer term, while also considering the most recent valuation performed as of July 31, 2009, as well as the market value of the common stock or other equity interests of similarly situated companies whose value can be readily determined through objective means and the likelihood and timing of an initial public offering of the Registrant.
     Options Granted from November 9, 2009 through December 8, 2009
     From November 9, 2009 through December 8, 2009, the Registrant granted options to purchase a total of 1,915,400 shares of common stock at an exercise price of $7.99 per share. A contemporaneous valuation performed by an independent valuation firm, dated November 9, 2009, determined the fair value of the common stock to be $7.99 per share as of October 31, 2009. At the meetings of the Board of Directors held on November 9, November 18, November 24 and December 8, 2009, the fair value of the common stock was determined to be $7.99 per share.
     Excerpt from Valuation Report as of October 31, 2009: “As of the Valuation Date, the Company has solicited bids for a potential initial public offering (“IPO”) and plans to file its S-1 related to the IPO during the fourth quarter of 2009. The Company expects to finalize the IPO during the second quarter of 2010.”
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Securities and Exchange Commission
January 12, 2010

     Options Granted from December 16, 2009 through December 31, 2009
     From December 16, 2009 through December 21, 2009, the Registrant granted options to purchase a total of 19,000 shares of common stock at an exercise price of $8.75 per share. At the meetings of the Board of Directors held on December 16 and December 17, 2009, the fair value of the common stock was determined to be $8.75 per share. The Board of Directors determined the exercise price to be $8.75 per share, an increase of 10% from the prior valuation date of October 31, 2009 in light of various factors, including improvements in the equity markets and the Board of Directors’ increased interest in pursuing a public offering of the common stock in the nearer term, and taking into consideration the most recent independent valuation performed as of October 31, 2009.
     The Registrant respectfully notes that a more detailed chronology of the equity issuances, repurchases, grants by significant shareholders to others and equity conversions since January 1, 2009, identifying the parties, including any related parties, and the nature of the consideration, as well as copies of the valuation reports, are being submitted supplementally to the Staff.
Interim Financial Statements
General
46.	Please address the comments above on your annual financial statements in your interim financial statements as well.
     Response: The Staff’s comment is noted and the Registrant has revised the interim financial statements based on for the forgoing comments, as applicable.
47.	On page F-19, you indicate that each share of preferred stock is convertible at the right and option of the stockholder into such number of fully paid and non assessable shares of common stock as determined by the applicable conversion price. The conversion price is subject to adjustment for certain dilutive issuances, splits and combinations. FASB ASC 815-10-15-74 specifies that contracts that are both (a) indexed to its own stock and (b) classified in stockholders’ equity in its statement of financial position shall not be considered a derivative financial instrument for purposes of applying FASB ASC 815. Please tell us what consideration you gave to whether your convertible securities and warrants meet the scope exception in FASB ASC 815-10-15-74. Please provide us with your analysis of whether your convertible securities and warrants are indexed to its own stock pursuant to FASB ASC 815-10-15-74 by a) evaluating the instrument’s contingent exercise provisions, if any and b) evaluating the instrument’s settlement
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Securities and Exchange Commission
January 12, 2010

provisions. Please also refer to illustrative example 8 in FASB ASC 815-40-55-33. Please also address what consideration you gave as to whether your convertible preferred stock contains beneficial conversion features.
     Response: The Registrant respectfully notes that EITF 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, as codified in FASB ASC 815 (including FASB ASC 815-10-15-74 and 815-40-55-33) is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Upon adoption of EITF 07-5 effective January 1, 2009, the Registrant determined that its outstanding warrant to purchase 108,290 shares of Series D preferred stock must be accounted for as a liability due to certain provisions that protect the warrant holder from declines in the Registrant’s stock price (“down-round” provisions). The Registrant recorded a warrant liability for approximately $144,000 and a corresponding charge of $1.0 million to the accumulated deficit to reflect the cumulative effect of this change in accounting principle. The warrant was thereafter recorded at its fair value on each reporting date. In October 2009, the warrant expired unexercised. For periods prior to January 1, 2009, the Registrant determined that the freestanding warrant met the exception of paragraph 11(a) of SFAS 133 and equity classification under EITF 00-19. Further, the Registrant also considered the provisions of paragraph 5 and footnote 1 of FSP FAS 150-5. The Registrant believes the concepts in the FSP FAS 150-5 were not meant to trump the guidance in paragraph 27 of EITF 00-19.
     The Registrant has determined that its convertible preferred stock should be classified as permanent equity on the balance sheet as there are no potential redemption provisions in which the Registrant could be required to redeem the stock for assets for reasons beyond its control. Further, its convertible preferred stock allows the holder to convert the preferred stock into a fixed number of common shares of the entity and as it has determined that the host contract of its preferred share is more akin to equity, the conversion option is considered clearly and closely related to the equity host by the Registrant and the investor because the changes in value of the conversion option and the equity host are driven by the price associated with the equity host contract.
     In lieu of the adjustments to the conversion price in accordance with certain down-round rights contained in the Series B, C, D, and E convertible preferred stock, the Registrant has historically elected to issue paid-in-kind (“PIK”) preferred stock dividends to preferred stock holders such that the preferred stock maintained a one for one conversion ratio to common stock. The transition provisions of Paragraph 37 of EITF 00-27 state that Issue 10 should be applied prospectively to instruments issued after November 16, 2000, for which a commitment date, as previously defined in
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Securities and Exchange Commission
January 12, 2010

Issue 98-5, has not occurred prior to November 16, 2000. Each of the Registrant’s Series B, C, D and E convertible preferred stock were issued prior to November 16, 2000 for which a commitment date, as previously defined in Issue 98-5, has occurred prior to November 16, 2000. However, ARB 43 Chapter 7, Section B Paragraph 10 requires that stock dividends (that are not accounted for as stock splits) be measured at fair value when declared. Further, APB 29 paragraph 23 indicates that nonreciprocal transfers to owners should be accounted for at fair value if the fair value of the nonmonetary asset distributed is objectively measurable and would be clearly realizable to the distributing entity in an outright sale or near the time of the distribution. As noted in its response to Comment No. 44, the Registrant has measured the PIK dividends at its fair value on the date the dividends were declared.
Exhibits
48.	We note that some or all of your relationships with plan providers appear to be significant. If material to your business, please file copies of the agreements you have with the plan providers as exhibits to the registration statement.
     Response: The Registrant respectfully submits that the agreements with the plan providers constitute agreements made in the ordinary course of the Registrant’s business and that the Registrant’s business is not substantially dependent upon any one agreement. In the event a plan provider terminates an agreement with the Registrant, the Registrant believes that due to the Registrant’s established relationship with the plan sponsors, the plan sponsors would generally remain customers of the Registrant. The Registrant believes that its technological connectivity with plan providers and plan sponsors results in low sponsor turnover. As a result, termination of any one these plan provider agreements would not have a material adverse impact on the Registrant’s business as whole. As such, the Registrant has determined that these agreements are not material contracts as defined under Item 601 of Regulation S-K.
* * * * *
     The Registrant acknowledges the following and will also include acknowledgement of the following in its request for acceleration of the effective date of the Registration Statement:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
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Securities and Exchange Commission
January 12, 2010

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.
Very truly yours,
/s/ Davina K. Kaile
Davina K. Kaile

cc:	Sherry Haywood, Esq. Nudrat Salik Ernest Greene Jeffrey N. Maggioncalda Raymond J. Sims Anne S. Tuttle Douglas D. Smith, Esq.
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